UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: March 15, 2006

NEW HIGH-GRADE GOLD INTERSECTIONS EXTEND RECENT DISCOVERIES

- TWO GOLD ZONES LIKELY LINKED

Vancouver, B. C., March 15, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) reports resource expansion drilling continues to encounter high-grade gold mineralization, extending the strike length of recent discoveries at its La Cabeza Project, in Argentina.

New drill intercepts from the Central Vein Zone include 3 metres (10 ft) at a grade of 16.3 grams (0.47 oz/ton) per tonne (“g/t”) gold, 3 metres (10 ft) at a grade of 11 g/t gold (0.32 oz/ton) and 2 metres (6.6 ft) at a grade of 15.2 g/t gold (0.44 oz/ton). The zone is situated immediately north of, and along strike from, the Cuello Zone and is the site of high-grade vein intercepts announced November 16, 2005.

Significantly, structural interpretation of the new data, combined with a strong gold-silver association, indicates that the Central Vein Zone is likely linked to the important Cuello Zone, forming a single zone of gold mineralization.

Exeter’s Exploration Manager, Matt Williams, commented: “The results from drill holes LCP-198 and LCP-199 are particularly significant as they extend the zone of high-grade mineralization previously identified in drill hole LCP-188 (6 metres (20 ft) at a grade of 60.5 g/t (1.75 oz/ton) gold). The vein outcrops for 300 metres (1000 ft) and the new results indicate much stronger sub-surface mineralization than is evident in outcrop directly above the drill intersections.

An overall southerly plunge to gold mineralization is interpreted in the Central Vein Zone, a control now apparent for most of the La Cabeza gold zones. As a result, we now believe that structures previously thought to have low potential, because of a lack of veining in outcrop, may well host “blind” sub-parallel gold veins.”

Mr. Williams added, “The Cuello and Central Vein Zones appear to be linked; and this has important exploration implications for La Cabeza. The strike length of the combined zone exceeds 1000 metres (3,300 ft), beyond which it is concealed by sand cover. To the north, the zone is projected to pass between the Ojo and Luna Zones, where rotary air blast (“RAB”) drilling is underway. Importantly, none of the Central Vein Zone mineralization was included in the development study formulated in 2005.”

Detailed Results

Significant assay results from four additional drill holes testing the Central Vein Zone are as follows:

Significant Results – Central Vein Zone

Zone	Hole	From (m)	To (m)	Width (m)	Au grade (g/t)	Ag grade (g/t)
East	LCP-198	36	42	6	8.9	5.2
	including	33	36	3	16.3	8.4
East	LCP-199	30	36	6	7.7	11.1
	including	30	33	3	11.0	13.7
South	LCD-87	16.0	21.0	5.0	4.3	awaited
	including	18.0	19.2	1.2	9.3	69.9
		23.0	24.0	1.0	2.1	18.0
		31.6	33.3	1.7	6.5	50.2
	including	31.6	32.2	0.6	15.6	107.0
		52.6	54.0	1.4	8.6	awaited
	including	52.6	53.3	0.7	15.7	96.9
		63.0	64.0	1.0	1.2	3.4

Zone	Hole	From (m)	To (m)	Width (m)	Au grade (g/t)	Ag grade (g/t)
South	LCD-94	25.0	29.1	4.1	1.9	awaited
	including	26.0	27.0	1.0	2.1	awaited
	including	28.0	29.1	1.1	3.4	42.6
		30.3	33.8	3.5	8.7	awaited
	including	31.8	33.8	2.0	15.2	69.6

Diamond core drill holes LCD-87 and LCD-94 have been drilled at the southern end of the Central Vein Zone. LCD-87 confirms at an approximate 20 metre (66 ft) vertical depth, the mineralization tested by rock chip line 13 (10 metres (33 ft) at a grade of 9.1 g/t gold (0.26 oz/ton) – see news release dated August 24, 2005). LCD-94 confirms at an approximate 20 metre (66 ft) vertical depth, the gold mineralization delineated by rock chip line 14 (6 metres (19.8 ft) at a grade of 22.6 g/t gold (0.66 oz/ton) and 6 metres (19.8 ft) at a grade of 2.3 g/t gold (0.07 oz/ton)). LCD-87 and 94 were drilled on sections 25 metres (82.5 ft) apart. Follow-up drilling has been scheduled to test extensions to the mineralization.

Linking the Cuello and Central Vein Zones – “The Silver Connection”

Exeter routinely assays for silver all drilling and channel samples that assay greater than 1.0 g/t gold (0.03 oz/ton), using HF-HNO3-HCIO4 digestion, HCL leach and AAS (by ALS Chemex). The silver content is especially significant in the Cuello zone, where individual silver assays have exceeded 500 g/t (14.50 oz/ton).

Although a silver resource was calculated in 2005 by Hellman & Schofield Pty Ltd of Australia, utilizing the ordinary kriging method of estimation, Exeter was unable to report the results. According to CIM Mineral Resource and Mineral Reserve Definitions, only an indicative order of magnitude estimate of the silver resource was possible as the silver data set was only a fraction of that of the gold data set. The report can be viewed on SEDAR.

Significant silver grades have also been seen in assays of drilling, channel, and rock chip samples from the Central Vein Zone. This data, together with Exeter’s structural interpretation of the area, indicates the Central Veins and the Cuello Veins are linked and can now be explored as a single target area. The linkage is illustrated on a schematic geological map on Exeter’s website (www.exeterresource.com).

Significant silver results are as follows:

Significant Silver Results – Central Vein Zone

Zone	Drill Hole/ Channel	From (m)	To (m)	Width (m)	Silver grade (g/t)
West	LCD-75	29.1	32.0	2.9	315
	including	30.0	30.7	0.7	900
	LCD-76	45.2	45.8	0.6	45
	Channel 1	10	12	2	30
	Channel 2	18	22	4	340
	including	18	20	2	550
	Channel 4	36.5	38.5	2	35
	Channel 5	2.0	9.3	7.3	45
	including	2.0	4.4	2.4	65
South	Rock Chip 12	6	7.5	1.5	100
	and	17	19	2	20
	Rock Chip 13	10	16	6	80
	and	26	30	4	10
	Rock Chip 14	2	8	6	80
	and	22	26	4	25

A comprehensive program of re-assaying sample pulps will be undertaken this year to establish a silver database of sufficient size and quality to allow the reporting of an initial estimated silver resource for the Cuello and Central Vein zones, and, in part, the Luna zone.

Expanded 2006 Drilling Program

Due to the success of the drilling in identifying new gold zones and extensions, an expanded CDN$5 million program has been developed for 2006 exploration at La Cabeza. A total of 17,000 metres (56,000 feet) of drilling is scheduled to be completed before September 2006, comprising 6,000 metres (19,800 feet) of diamond drilling, 6,000 metres (19,800 feet) of reverse circulation drilling, and +5,000 metres (+16,500 feet) of RAB drilling.

The proposed drilling is divided into three categories: (i) resource definition drilling within the known zones, (ii) drilling to delineate extensions to the known vein systems, and (iii) “discovery drilling”. The discovery drilling program uses the RAB drill to test the extensive areas of shallow sand cover for hidden gold zones.

Exeter currently has three drill rigs under contract from Major Perforaciones SA, the Argentina division of Major Drilling Group International Inc. of Canada. Additional drill rigs are being sought to expedite the program.

Quality Control and Assurance

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation samples were collected using a cyclone in one metre intervals; the majority were then composited into three-metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard blank and duplicate samples are used throughout the sample sequence as checks. Drill widths presented in this news release are drill intersection widths and may not represent true widths. The reported length of continuous rock chip samples is the actual length of the sample collected, irrespective of topography or orientation of mineralization.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over gold prospects in the Patagonia region. Prospecting of gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations
Tel: 604.688.9592 Fax: 604.688.9532	Suite 301, 700 West Pender Street
Toll-free: 1-888-688-9592	Vancouver, B.C. Canada V6C 1G8
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

March 15, 2006

Item 4.	News Release

The Press Release dated March 15, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported new grade gold intersections extended recent discoveries at its La Cabeza Project in Argentina.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 15th day of March, 2006.

SCHEDULE “A”

For Immediate Release: March 15, 2006

NEW HIGH-GRADE GOLD INTERSECTIONS EXTEND RECENT DISCOVERIES

- TWO GOLD ZONES LIKELY LINKED

Vancouver, B. C., March 15, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) reports resource expansion drilling continues to encounter high-grade gold mineralization, extending the strike length of recent discoveries at its La Cabeza Project, in Argentina.

New drill intercepts from the Central Vein Zone include 3 metres (10 ft) at a grade of 16.3 grams (0.47 oz/ton) per tonne (“g/t”) gold, 3 metres (10 ft) at a grade of 11 g/t gold (0.32 oz/ton) and 2 metres (6.6 ft) at a grade of 15.2 g/t gold (0.44 oz/ton). The zone is situated immediately north of, and along strike from, the Cuello Zone and is the site of high-grade vein intercepts announced November 16, 2005.

Significantly, structural interpretation of the new data, combined with a strong gold-silver association, indicates that the Central Vein Zone is likely linked to the important Cuello Zone, forming a single zone of gold mineralization.

Exeter’s Exploration Manager, Matt Williams, commented: “The results from drill holes LCP-198 and LCP-199 are particularly significant as they extend the zone of high-grade mineralization previously identified in drill hole LCP-188 (6 metres (20 ft) at a grade of 60.5 g/t (1.75 oz/ton) gold). The vein outcrops for 300 metres (1000 ft) and the new results indicate much stronger sub-surface mineralization than is evident in outcrop directly above the drill intersections.

An overall southerly plunge to gold mineralization is interpreted in the Central Vein Zone, a control now apparent for most of the La Cabeza gold zones. As a result, we now believe that structures previously thought to have low potential, because of a lack of veining in outcrop, may well host “blind” sub-parallel gold veins.”

Mr. Williams added, “The Cuello and Central Vein Zones appear to be linked; and this has important exploration implications for La Cabeza. The strike length of the combined zone exceeds 1000 metres (3,300 ft), beyond which it is concealed by sand cover. To the north, the zone is projected to pass between the Ojo and Luna Zones, where rotary air blast (“RAB”) drilling is underway. Importantly, none of the Central Vein Zone mineralization was included in the development study formulated in 2005.”

Detailed Results

Significant assay results from four additional drill holes testing the Central Vein Zone are as follows:

Significant Results – Central Vein Zone

Zone	Hole	From (m)	To (m)	Width (m)	Au grade (g/t)	Ag grade (g/t)
East	LCP-198	36	42	6	8.9	5.2
	including	33	36	3	16.3	8.4
East	LCP-199	30	36	6	7.7	11.1
	including	30	33	3	11.0	13.7
South	LCD-87	16.0	21.0	5.0	4.3	awaited
	including	18.0	19.2	1.2	9.3	69.9
		23.0	24.0	1.0	2.1	18.0
		31.6	33.3	1.7	6.5	50.2
	including	31.6	32.2	0.6	15.6	107.0

Zone	Hole	From (m)	To (m)	Width (m)	Au grade (g/t)	Ag grade (g/t)
		52.6	54.0	1.4	8.6	awaited
	including	52.6	53.3	0.7	15.7	96.9
		63.0	64.0	1.0	1.2	3.4
South	LCD-94	25.0	29.1	4.1	1.9	awaited
	including	26.0	27.0	1.0	2.1	awaited
	including	28.0	29.1	1.1	3.4	42.6
		30.3	33.8	3.5	8.7	awaited
	including	31.8	33.8	2.0	15.2	69.6

Diamond core drill holes LCD-87 and LCD-94 have been drilled at the southern end of the Central Vein Zone. LCD-87 confirms at an approximate 20 metre (66 ft) vertical depth, the mineralization tested by rock chip line 13 (10 metres (33 ft) at a grade of 9.1 g/t gold (0.26 oz/ton) – see news release dated August 24, 2005). LCD-94 confirms at an approximate 20 metre (66 ft) vertical depth, the gold mineralization delineated by rock chip line 14 (6 metres (19.8 ft) at a grade of 22.6 g/t gold (0.66 oz/ton) and 6 metres (19.8 ft) at a grade of 2.3 g/t gold (0.07 oz/ton)). LCD-87 and 94 were drilled on sections 25 metres (82.5 ft) apart. Follow-up drilling has been scheduled to test extensions to the mineralization.

Linking the Cuello and Central Vein Zones – “The Silver Connection”

Exeter routinely assays for silver all drilling and channel samples that assay greater than 1.0 g/t gold (0.03 oz/ton), using HF-HNO3-HCIO4 digestion, HCL leach and AAS (by ALS Chemex). The silver content is especially significant in the Cuello zone, where individual silver assays have exceeded 500 g/t (14.50 oz/ton).

Although a silver resource was calculated in 2005 by Hellman & Schofield Pty Ltd of Australia, utilizing the ordinary kriging method of estimation, Exeter was unable to report the results. According to CIM Mineral Resource and Mineral Reserve Definitions, only an indicative order of magnitude estimate of the silver resource was possible as the silver data set was only a fraction of that of the gold data set. The report can be viewed on SEDAR.

Significant silver grades have also been seen in assays of drilling, channel, and rock chip samples from the Central Vein Zone. This data, together with Exeter’s structural interpretation of the area, indicates the Central Veins and the Cuello Veins are linked and can now be explored as a single target area. The linkage is illustrated on a schematic geological map on Exeter’s website (www.exeterresource.com).

Significant silver results are as follows:

Significant Silver Results – Central Vein Zone

Zone	Drill Hole/ Channel	From (m)	To (m)	Width (m)	Silver grade (g/t)
West	LCD-75	29.1	32.0	2.9	315
	including	30.0	30.7	0.7	900
	LCD-76	45.2	45.8	0.6	45
	Channel 1	10	12	2	30
	Channel 2	18	22	4	340
	including	18	20	2	550
	Channel 4	36.5	38.5	2	35
	Channel 5	2.0	9.3	7.3	45
	including	2.0	4.4	2.4	65
South	Rock Chip 12	6	7.5	1.5	100
	and	17	19	2	20
	Rock Chip 13	10	16	6	80

Zone	Drill Hole/ Channel	From (m)	To (m)	Width (m)	Silver grade (g/t)
	and	26	30	4	10
	Rock Chip 14	2	8	6	80
	and	22	26	4	25

A comprehensive program of re-assaying sample pulps will be undertaken this year to establish a silver database of sufficient size and quality to allow the reporting of an initial estimated silver resource for the Cuello and Central Vein zones, and, in part, the Luna zone.

Expanded 2006 Drilling Program

Due to the success of the drilling in identifying new gold zones and extensions, an expanded CDN$5 million program has been developed for 2006 exploration at La Cabeza. A total of 17,000 metres (56,000 feet) of drilling is scheduled to be completed before September 2006, comprising 6,000 metres (19,800 feet) of diamond drilling, 6,000 metres (19,800 feet) of reverse circulation drilling, and +5,000 metres (+16,500 feet) of RAB drilling.

The proposed drilling is divided into three categories: (i) resource definition drilling within the known zones, (ii) drilling to delineate extensions to the known vein systems, and (iii) “discovery drilling”. The discovery drilling program uses the RAB drill to test the extensive areas of shallow sand cover for hidden gold zones.

Exeter currently has three drill rigs under contract from Major Perforaciones SA, the Argentina division of Major Drilling Group International Inc. of Canada. Additional drill rigs are being sought to expedite the program.

Quality Control and Assurance

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation samples were collected using a cyclone in one metre intervals; the majority were then composited into three-metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard blank and duplicate samples are used throughout the sample sequence as checks. Drill widths presented in this news release are drill intersection widths and may not represent true widths. The reported length of continuous rock chip samples is the actual length of the sample collected, irrespective of topography or orientation of mineralization.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over gold prospects in the Patagonia region. Prospecting of gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations
Tel: 604.688.9592 Fax: 604.688.9532	Suite 301, 700 West Pender Street
Toll-free: 1-888-688-9592	Vancouver, B.C. Canada V6C 1G8
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date March 15, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director